UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ATS Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00211E104

(CUSIP Number)

Chris Kuchanny Chairman Revelation Special Situations Fund Ltd Canon’s Court, 22 Victoria Street, Hamilton, HM 11, Bermuda (441) 296 7130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP NO. 00211E104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Revelation Special Situations Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,988,514
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,988,514
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,514
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.73%
14.	Type of Reporting Person (See Instructions) IV

CUSIP NO. 00211E104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Revelation Capital Management Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,988,514
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,988,514
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,514
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.73%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 00211E104

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chris Kuchanny
Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
SEC Use only
Source of funds (See Instructions) OO
Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,988,514
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,988,514
Aggregate Amount Beneficially Owned by Each Reporting Person 4,988,514
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
Percent of Class Represented by Amount in Row (11) 21.73%
Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements that statement on Schedule 13D originally filed on February 5, 2010, as amended on October 25, 2010 and on February 11, 2011, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”) of ATS Corporation, a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 7925 Jones Branch Drive, McLean, Virginia 22102.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D, as amended. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D, as amended. The Schedule 13D is hereby amended and supplemented by this Amendment No. 3 as follows:

Item 2. Identity and Background

As of February 2011, Osmium Special Situations Fund Ltd and Osmium Capital Management Ltd changed their names to Revelation Special Situations Fund Ltd and Revelation Capital Management Ltd, respectively. This Amendment No. 3 is being filed by Revelation Special Situations Fund Ltd (the “Fund”), Revelation Capital Management Ltd (“Revelation”), and Chris Kuchanny (“Mr. Kuchanny” and together with Revelation and the Fund, the “Reporting Persons”).

Item 4. Purpose of Transaction

The Reporting Persons continue to believe that the Issuer’s present market capitalization does not accurately reflect the underlying value of the Issuer’s U.S. federal service business, industry-leading margins, relatively low Department of Defense exposure, recently re-won long duration backlog and prospective contract opportunities. The Reporting Persons intend to work with the Board, management, shareholders and others to maximize value for all stakeholders.

Revelation effected the acquisition of the shares of Common Stock on behalf of the Fund for investment purposes, may effect purchases or sales of the Issuer’s stock at its discretion, and presently intends to contact members of the Issuer’s Board or management from time to time to discuss shareholder matters including, but not limited to, corporate governance and board composition. Revelation may take such actions from time to time as it deems necessary or appropriate to maximize the value of the Fund’s investment in the Issuer’s securities, including communication with other shareholders, industry participants and other interested parties concerning the Issuer. Revelation intends to review continuously the Fund’s investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, Revelation may cause the sale of all or part of the shares of Common Stock held by the Fund, or may cause the purchase of additional securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

On February 11, 2011, the Fund sent certain written materials (the “Proposal”) to the Issuer for inclusion in the proxy statement and notice of meeting to be sent to stockholders in connection with a forthcoming Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The Proposal, previously attached as Exhibit 1 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on February 11, 2011, requests the Board take steps to reorganize the board of directors into one class subject to election each year. The Annual Meeting of the Issuer has not been held since the Proposal was submitted, and under the amended bylaws of the Issuer, such Annual Meeting must occur prior to the end of 2011.

Item 5. Interest in Securities of the Issuer

(a and b) As of the date of this Amendment No. 3, the Fund beneficially owns an aggregate of 4,988,514 shares of Common Stock (the “Shares”). Revelation and the Fund share investment power and voting power with respect to the Shares. Mr. Kuchanny, who serves as the control person of Revelation, shares investment power and voting power with respect to the Shares reported by Revelation and the Fund. The holdings of the Fund represent 21.73% of Issuer’s total outstanding Common Stock.

(c) During the past sixty days, Revelation, on behalf of the Fund, effected the following purchases of shares of Common Stock in the open market:

Date	Price per Share	Number of Shares
22-Aug-11	$3.2000	7,700
23-Aug-11	$3.2800	16,300
26-Aug-11	$3.2860	5,100
29-Aug-11	$3.3920	7,000
30-Aug-11	$3.4830	7,314
6-Sep-11	$3.2600	1,100
12-Sep-11	$3.2900	2,100
26-Sep-11	$3.1500	7,000
27-Sep-11	$3.1560	7,700
29-Sep-11	$3.1400	11,445

(d) Other than the Fund, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2011	Revelation Special Situations Fund Ltd

/s/ Chris Kuchanny
	Name:	Chris Kuchanny
	Title:	Chairman

Revelation Capital Management Ltd

/s/ Chris Kuchanny
	Name:	Chris Kuchanny
	Title:	Chairman & CEO

/s/ Chris Kuchanny
	Name:	Chris Kuchanny